Exhibit 12.1

Breitburn Energy Partners LP

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

						Six Months
	Year Ended December 31,					Ended
	2009	2010	2011	2012	2013	June 30, 2014

Earnings Available for Fixed Charges
Pre-tax income (loss) before income from equity investees	$(108,940)	$33,847	$111,050	$(41,409)	$(43,287)	$(114,823)
Add:
Fixed charges	32,966	36,855	43,538	67,990	88,766	61,968
Amortization of capitalized interest	—	39	24	27	52	31
Distributed income of equity investments	1,424	1,181	841	1,179	466	89
Less:
Capitalized interest	—	270	77	54	128	117
Preferred unit distributions	—	—	—	—	—	—

Total earnings available for fixed charges	$(74,550)	$71,651	$155,376	$27,732	$45,869	$(52,852)

Fixed Charges
Interest and other financing costs (a)	$31,942	$35,909	$42,499	$66,729	$87,195	$60,983
Estimated interest within rental expense	1,024	946	1,039	1,261	1,571	985

Total fixed charges	$32,966	$36,855	$43,538	$67,990	$88,766	$61,968

Ratio of Earnings to Fixed Charges	—	1.9x	3.6x	—	—	—
Insufficient Coverage	$(107,516)	—	—	$(40,257)	$(42,897)	$(114,820)

(a)	Reflects interest costs before capitalization of interest and includes settlements paid on interest rate swaps.